Exhibits 5(a) and 23(b)

October 22, 2007

The Directors

BP p.l.c.

1 St. James Square

London SW1Y 4PD

England

Dear Sirs:

Registration Statement on Form S-8 (the “Registration Statement”)

1.          This opinion is given in connection with the registration under the United States Securities Act of 1933, as amended of US$150,000,000 of deferred compensation obligations (the “Deferred Compensation Obligations”) of BP p.l.c., an English public limited company (the “Company”), to be offered in connection with the BP Deferred Compensation Plan II (the “Plan”).

2.      This opinion is limited to English law as applied by the English courts and is given on the basis that it will be governed by and be construed in accordance with English law.

3.      I have examined and relied on copies of such corporate records and other documents, including the Registration Statement, reviewed the corporate proceedings in connection with adoption and amendment of the Plan, and reviewed such matters of law as I have deemed necessary or appropriate for the purpose of this opinion.

4.       On the basis of, and subject to, the foregoing and having regard to such considerations of English law in force at the date of this letter as I consider relevant, I am of the opinion that the Deferred Compensation Obligations have been duly authorized for issuance and, when the Deferred Compensation Obligations are issued by the Company pursuant to the terms of the Plan, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and the terms of the Plan, except as enforcement thereof may be limited as hereinafter described.

In giving the foregoing Opinion, I have made no investigation of the laws of any country other than England, and my Opinion is confined to matters of English law. I further advise that the term “enforceable” as used in this Opinion means that the obligations assumed by the relevant party under the relevant document are of the type which the English courts enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization and other laws of general application relating to or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity, for example, equitable remedies may not be available where the damages are considered to be an adequate remedy;

(c)	claims may become barred under the Limitations Acts or may be or become subject to defences of set-off or counterclaim; and

(d)	where obligations are to be performed in a jurisdiction outside England, they may not be enforceable in England to the extent that performance would be illegal or contrary to public policy under the laws of that jurisdiction.

My Opinion is subject to the additional conditions that (a) a United States of America judgment would not be enforced by the English Courts without a retrial or re-examination if such judgment were obtained by fraud or in a manner opposed to natural justice or if the enforcement thereof were contrary to United Kingdom public policy (which I have no reason at this time to believe it would be); and (b) in any proceedings to enforce in an English Court a foreign judgment (including a United States of America judgment) it is open to the defendant to raise any counterclaim which he could have brought if the action had originally been brought in England unless the subject of the counterclaim was in issue and decided in the foreign proceedings.

I consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours faithfully,

/s/ Peter B. Pugh Bevan

P. B. P. Bevan
Group General Counsel